

January 9, 2015

Via E-mail
Ilan Reich
Chief Executive Officer
Viatar CTC Solutions Inc.
116 John Street, Suite 10
Lowell, Massachusetts 01852

> **Re:** **Viatar CTC Solutions Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 22, 2014**
> **File No. 333-199619**

Dear Mr. Reich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Commercialization Strategy, page 39

1. Please ensure that your document is current. For example, we note your reference in this section to an agreement ending December 12, 2014 and on page 54 to notes maturing on December 31, 2014. Also, please update the disclosure required by Regulation S-K Item 402 for the year ended December 31, 2014; for additional guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission's website.

Executive Officers and Directors, page 46

2. Please expand your disclosure regarding Mr. Keaney to clearly include all information required by Regulation S-K Item 401. From your current disclosure, it is unclear whether he worked for the companies you name during the past five years. It is unclear why you are no longer providing at least the information regarding Mr. Keaney's experience that

you provided in your original submission and why you have changed the disclosure about the year he became your vice president of research and development.

3. Please expand your response to prior comment 6 to tell us whether there is a family relationship between your vice president for business development and a disclosed director nominee. If so, please provide us the disclosure that you intend to provide per Regulation S-K Item 404 regarding the family member's employment in filings requiring such disclosure after the director is appointed.

Selling Stockholders, page 49

4. We note your response to prior comment 9. However, given that the table indicates that Mr. Anello owns 37,500 shares and is offering 25,000 shares, it is unclear how he could own 25,000 shares after the offering as disclosed. Please revise or advise.

5. Please revise your references to securities issued for "services rendered" to describe the services in a manner that makes clear whether they were rendered in connection with the offer or sale of securities in a capital raising transaction or directly or indirectly promoted a market for your securities.

Dilution, page 53

6. We note your revised disclosure in response to comment 4; however, it does not appear that you have provided a comparison of the fixed offering price to the cash contribution of those people mentioned in the first sentence of Item 506 of Regulation S-K. Please provide such disclosure.

Description of Securities, page 54

7. Please expand your response to prior comment 11 to tell us when the Rule 144 holding period will expire for your outstanding shares other than those that you mention in the last sentence of the first paragraph on page 57.

8. Please address that part of prior comment 12 that asked you to tell us about any relationship between the subscribers and the selling stockholders.

Recent Sales of Unregistered Securities, page 99

9. Please address that part of prior comment 14 that asked you to reconcile the disclosure in this section with the information on page 87. Also, please clarify how the information in the fourth paragraph in the left column of your response is reconcilable to the information in the fourth paragraph in the right column of your response.

10.   We note your response to prior comment 15 and are unable to agree with your analysis. Please provide us your analysis of whether any other exemption from registration is available for the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Senior Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Gregory Sichenzia, Esq.